

HARTMAN
the POWER *of*
PROVEN RESULTS



From the desk of Allen R. Hartman

February 2015

HARTMAN XX	NEWSLETTER	4th Quarter 2014

Dear Shareholders:

Hartman Short Term Income Properties XX, Inc. (the "Company") finished the year with the acquisition of three accretive property acquisitions, bringing to nine the total number of portfolio properties. For the year ended December 31, 2014, a total of five properties were added to the portfolio representing $56 million of accretive acquisitions. The Company generated revenue of approximately $11.4 million, net operating income[1] ("NOI") of approximately $5.1 million, and modified funds from operations[2] ("MFFO") of approximately $3.6 million. The chart below illustrates the respective property and total fund performance:

Property	Q3 14 Yield	Q4 14 Yield	FY 2014 Yield	Q1 15 Yield
Richardson Heights	13.6%	15.6%	11.0%	17.0%
Cooper Street	23.7%	22.3%	19.6%	23.4%
Bent Tree Green	7.7%	13.3%	9.0%	16.1%
Parkway Plaza	-0.2%	-0.2%	-0.1%	-2.6%
Gulf Plaza (acq 03.11.2014)	6.8%	7.3%	7.1%	7.2%
Mitchelldale (acq 06.13.2014)	12.2%	13.7%	13.0%	15.7%
Energy Plaza (acq 12.30.2014)	NA	NA	NA	13.3%
Timbercreek/Copperfield (acq 12.30.2014)	NA	NA	NA	12.6%
Hartman XX	5.6%	5.0%	5.1%	8.2%

On December 30, 2014, the Company acquired Energy Plaza I & II, a two building office complex consisting of approximately 180,119 square feet located in San Antonio. We project a 13.3% initial MFFO Yield for 2015 for the Energy Plaza property.

On the same day, we acquired Timbercreek and Copperfield, two class B office buildings located in Houston's northwest submarket. Combined, the Timbercreek and Copperfield properties total approximately 93,656 square feet. The properties were purchased at a significant discount due to a previous foreclosure. We project a 12.6% initial MFFO Yield for 2015.

Based on current equity, budgeted MFFO, and leasing activity, we expect to increase our fund MFFO Yield to 9.68% by the end of 2015. Below is a two year graphical representation of the fund's historical MFFO, NOI, and occupancy. We continue to lease up the properties and increase the yields, and we expect 2015 to be another year of success.



The current follow-on offering of the Company's common shares is expected to close at the end of this year. As previously reported in the Q3 newsletter, management continues to evaluate the prospect of merging with Hartman affiliates Hartman Income REIT, Inc. and Hartman Short Term Income Properties XIX, Inc. followed by a public listing of our common shares on the New York Stock Exchange.

In January 2015, the Board of Directors received an update from management regarding the Company's plan to merge with the other Hartman affiliates and list the Company's common shares. The current estimated timing for the completion of a merger of the Company and other Hartman affiliates is during the first-half of 2016. The merger of the Company and other

Hartman affiliates is subject to our completion of the plan of merger, approval by the Company's Board of Directors and the Company's shareholders. The contemplated transactions require the approvals of not only you in your capacity as a shareholder of the Company, but the approval of the shareholders of each of the other Hartman affiliates as well.

We appreciate your confidence and want you to know that we will always put you the investor first. We are working hard to meet and exceed our leasing goals and budget in 2015.

Yours truly,

Al Hartman
CEO
Hartman Short Term Income Properties XX, Inc.

[1]NOI: Net operating income – A company's operating income after operating expenses are deducted, but before income taxes, interest, and amortization and depreciation are deducted.

[2]MFFO Yield: Modified Funds from Operations Yield – Net Operating Income, exclusive of acquisition fees and expenses, less interest expense, divided by current equity investment in property (or fund).